Filed pursuant to Rule 497(a)
File No. 333-269139
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – Q3 2024





NOVEMBER 14, 2024

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company, as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2024. Eagle Point Credit Company Inc. All Rights Reserved.

TABLE OF CONTENTS



INTRODUCTION TO

EAGLE POINT CREDIT COMPANY(ECC)





INTRODUCTION TO ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)	
IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $1,368.7 million[1]
Distributions	▪ Monthly distribution of $0.14 per share of common stock beginning in January 2025 (distribution rate of 17.6%)[2] ▪ $21.43 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC	
History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 86 professionals[3]
Assets Under Management	▪ Over $10 billion managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors[4]

1. Combined market capitalization of ECC, ECC AA/AB, ECCC, ECC PRD, ECCF, ECCX, ECCW and ECCV based on securities outstanding as of September 30, 2024 market prices as of October 31, 2024.
2. Based on ECC's closing market price of $9.57 per share as of October 31, 2024 and frequency and amount of regular distributions most recently declared by the Company. Cumulative common distribution amount is as of September 30, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of October 31, 2024. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.
4. As of September 30, 2024. AUM includes committed but undrawn capital and assets managed by Eagle Point Credit Management LLC and certain of its affiliates.

INTRODUCTION TO ECC
ECC Highlights



CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 29 of the past 32 full calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $15.0 million invested in securities issued by the Company[2]

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 17.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2024 (based on market values as of October 31, 2024).



ECC currently pays a monthly regular distribution of $0.14 per share[1]

ECC Cumulative Distributions Per Share[2]

IPO Price: $20.00

2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
2023	$19.99
YTD 2024	$21.43

■ Regular and Supplemental Distributions ■ Special Distributions Declared During Year — IPO Price

1. Based on frequency of regular distributions most recently declared by the Company.
2. As of September 30, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

INTRODUCTION TO ECC

Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – October 31, 2024:

- ECC generated a total return[1] of 131.03% versus 121.85% for the S&P BDC Index[2] (annualized net total return of 8.67% for ECC versus 8.23% for the S&P BDC Index)

- ECC traded at an average premium to book value of 11.0% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -5.3%

Value of $10,000 Invested	Price to Book Ratio[3]





Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 2.

1. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.
2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



ECC By The Numbers

EAGLE POINT CREDIT COMPANY

17.6%
Current Distribution Rate[1]

160
Number of Resets Refis Re-Pricings Calls[2]

$0.14
Monthly Distribution[1]

21
Average Years of CLO Experience of Senior Investment Team

96.2%
Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,792

Number of CLO Equity Securities[3]
183

39
Number of CLO Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. Based on ECC's closing market price of $9.57 per share as of October 31, 2024 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through September 30, 2024.
3. As of September 30, 2024.



INTRODUCTION TO ECC

Securities Outstanding

EAGLE POINT CREDIT COMPANY

Advisor and Senior Investment Team have approximately $15.0 million invested in ECC, ECCC and ECCX[1]

Common Stock

NYSE Ticker	ECC
Description	Common Stock
Market Cap[2]	$1.0bn
Price per Share[2]	$9.57
Distribution[3]	$0.14
Current Distribution Rate[3]	17.6%
Payment Frequency	Monthly
Maturity Date	N/A
Callable Date	N/A
Market Value Held by Adviser and Senior Investment Team[1]	$14.8mm

Preferred Stock and Unsecured Notes

NYSE Ticker	ECCC	ECC AA/AB	ECC PRD	ECCF	ECCV	ECCW	ECCX
Description	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	ECC AA/AB Convertible Perpetual Preferred Stock	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Series F Term Preferred Stock Due 2029 ($25 Liquidation Preference)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Principal	$54.3mm	$20.3mm	$80.3mm	$58.6mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[2]	$23.15	$25.00	$19.93	$24.88	$22.96	$24.62	$24.77
Coupon	6.50%	7.00%	6.75%	8.00%	5.37%	6.75%	6.6875%
Yield to Maturity[2]	7.9%	7.00%	8.5%	8.1%	7.8%	7.2%	7.2%
Payment Frequency	Monthly	Monthly	Monthly	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	6/30/2031	Perpetual	Perpetual	1/31/2029	1/31/2029	3/31/2031	4/30/2028
Callable Date	Callable	2-years from Issuance	11/29/2026	1/18/2026	1/31/2025	Callable	Callable
Market Value Held by Adviser and Senior Investment Team[1]	$69.5K	N/A	N/A	N/A	N/A	N/A	$133.0K

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2024 (based on market values as of October 31, 2024).
2. Reflects securities outstanding as of September 30, 2024 and market price as of October 31, 2024. Yield is shown to the stated maturity based on market prices as of October 31, 2024. If called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $9.57 per share as of October 31, 2024 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS





INVESTMENT PROCESS
Senior Investment Team





Thomas Majewski
Founder and Managing Partner



Daniel Ko
Senior Principal and Portfolio Manager



Daniel Spinner, CAIA
Senior Principal and Portfolio Manager

28 Years of Experience	**18 Years of Experience**	**27 Years of Experience**

Background

Direct experience in the credit markets dating back to the 1990s

- Spent his entire 28 year career in the credit and structured finance markets

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- EY Entrepreneur of the Year Award (2017)

Background

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process

Background

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank

INVESTMENT PROCESS

Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.





CLO EQUITY OVERVIEW

EAGLE POINT
CREDIT COMPANY

CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg and Moody's Investors Service. As of November 2, 2017.

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. **Additional information relating to this analysis is available upon request.**
2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]







1. Source: Pitchbook LCD. As of September 30, 2024.
2. Source: Refinitive Leveraged Loan Monthly. As of September 30, 2024.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: JP Morgan as of September 30, 2024.

CLO EQUITY OVERVIEW
Positive Loan Market Track Record



From 1992 through 2023, the CSLLI generated positive total returns in 29 of the 32 full calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.6%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
2023	13.0%
YTD 2024	6.6%

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.
Source: Credit Suisse. As of September 30, 2024.

1. The CSLLI launched January 31,1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs



EAGLE POINT CREDIT COMPANY

Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]













Burger King · asurion · Dell · Hilton Hotels & Resorts · Petco · Albertsons

Representative Company Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	40-60%
	Subordinated Bonds Generally unsecured	10-20%
	Equity	30-50%

Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Average Recovery Rates (1973–2023)[4]



80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 2.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: S&P Default, Transition, and Recovery: U.S. Recovery Study: Loan Recoveries Persist Below Their Trend. Published December 15, 2023. Mean Recovery Rate from 1973 – 2023.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range





Historical Leveraged Loan Spreads

450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Spread
Long Term Average
Ten Year Average
Long Term Average: 315 bps
Ten Year Average: 371 bps
247 244 233 229 254 240 238 264 284 287 303 317 286 256 255 258 270 307 352 376 409 386 386 387 391 357 348 359 358 361 369 398 373
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 YTD 2024

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.
Source: Credit Suisse. As of September 30, 2024. The average calculation is based on Credit Suisse Leverage Loan Index year-end values from 1992 to 2023.
The Credit Suisse Leveraged Loan Index tracks the investable universe of the US-denominated leverage loan market. You cannot invest directly in an index.

CLO EQUITY OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ▬ Annual Repayment Rate ▬▬ Average

Average: 30.9%

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
YTD 2024	26.3%

23.6% Cumulative Repayments (2008–2009)

Source: Pitchbook LCD. As of September 30, 2024. YTD 2024 represents the last twelve months rate.

CLO EQUITY OVERVIEW

CLOs are Securitizations of a Portfolio of Senior Secured Loans



EAGLE POINT CREDIT COMPANY

The Company invests primarily in the equity and subordinated debt tranches

Assets

Primarily Floating Rate Loan Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Liabilities + Equity

Senior Debt
Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Primarily Floating Rate CLO Debt

Equity Tranche
Not rated

Key CLO Structural Features

1. Actively managed portfolio
2. Match funded (i.e., limited refinancing risk)[1]
3. No mark to market triggers (i.e., no margin calls or forced sales)
4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





ECC SUPPLEMENTAL INFORMATION

EAGLE POINT

CREDIT COMPANY

ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)	Q3 2023 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.29	$0.28	$0.30	$0.33	$0.33
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	(0.06)	(0.12)	0.01	0.00	0.01
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.23	$0.16	$0.31	$0.33	$0.34
Non-Recurring Losses and Expenses[2,3]	$0.00	$0.00	($0.02)	$0.00	$0.01
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.23	$0.16	$0.29	$0.33	$0.35
U.S. GAAP Temporary Equity Distributions Paid and Amortization[2,7]	($0.03)	$0.00	$0.00	$0.00	$0.00
Total Portfolio Cash Distributions Received[2,4]	$0.66	$0.80	$0.70	$0.82	$0.77
Less Cash Received on CLOs called[2]	0.00	0.01	0.00	0.00	0.00
Recurring Portfolio Cash Distributions Received[2,5]	$0.66	$0.79	$0.70	$0.82	$0.77
Common Share Distributions Paid[5]	($0.48)	($0.48)	($0.48)	($0.48)	($0.48)
Total Company Expenses and Distributions on Temporary Equity[2,6]	(0.18)	(0.18)	(0.22)	(0.20)	(0.19)
Total Common Share Distributions, Expenses and Distributions on Temporary Equity	($0.66)	($0.66)	($0.70)	($0.68)	($0.67)
Common Share Market Price (period end)	$9.86	$10.05	$10.11	$9.50	$10.15
Net Asset Value (period end)	$8.44	$8.75	$9.16	$9.21	$9.33
$ Premium / (Discount)	$1.42	$1.30	$0.95	$0.29	$0.82
% Premium / (Discount)	16.8%	14.9%	10.4%	3.1%	8.8%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$929.83	$788.87	$725.54	$632.97	$636.95
CLO Debt	135.18	171.65	172.50	141.14	119.82
Loan Accumulation Facilities	12.32	14.29	19.64	21.46	18.90
Regulatory Capital Relief Securities	36.51	37.15	38.20	38.42	0.00
Other Non CLO Assets	100.54	56.60	36.98	36.74	70.13
Cash and Restricted Cash	23.82	85.93	63.86	46.45	25.67
Receivables and Other Assets	44.33	56.63	38.57	37.31	51.09
Liabilities					
Notes	(162.49)	(159.88)	(158.73)	(157.71)	(149.04)
Term Preferred Stock	(109.50)	(100.99)	(98.96)	(46.94)	(46.42)
Payables and Other Liabilities	(30.01)	(47.88)	(22.45)	(14.07)	(29.17)
Temporary Equity					
Preferred Stock	(86.98)	(47.24)	(33.68)	(27.43)	(26.55)
Net Assets of Common Shares	$893.55	$855.13	$781.47	$708.34	$671.38
Weighted Avg of Common Shares for the period	102,954,201	91,075,195	80,809,544	74,207,027	67,892,702
Common Shares Outstanding at end of period	105,932,755	97,780,562	85,301,892	76,948,138	71,990,607

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2023 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q1 2024 results include non-recurring upfront expenses associated with the offering of 8.00% Series F Term Preferred Stock. Q3 2023 results include non-recurring excise tax refund.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. See notes 3 and 5 on page 24.
6. Includes operational and administrative expenses, interest expense, distributions on the 6.75% Series D Perpetual Preferred Stock, distributions on 7.00% Series AA/AB Convertible Perpetual Preferred Stock (collectively with the 6.75% Series D Perpetual Preferred Stock, the "temporary equity"), as well as non-recurring expenses mentioned in note 3 above.
7. Distributions and amortization of offering costs on temporary equity was $0.01 per daily weighted average common share for each quarter from Q3 2023 through Q2 2024, and is not reflected above.



ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Total	$0.77	$0.82	$0.70	$0.79	$0.66
Cash Received in Excess	$0.10	$0.14		$0.13	
Total Company Expenses	$0.19	$0.20	$0.22	$0.18	$0.18
Common Share Distributions	$0.48	$0.48	$0.48	$0.48	$0.48

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses and Distributions on Temporary Equity[4]

■ Common Share Regular and Supplemental Distributions Paid[5]

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2023 Annual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 23.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 6 on page 23.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**



ECC SUPPLEMENTAL INFORMATION[1]

Quarterly Snapshot Trend

EAGLE POINT CREDIT COMPANY

	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)	Q3 2023 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$55.17	$62.53	$45.24	$50.94	$46.10
Distributions Received From Other Investments[3]	13.22	9.92	10.93	9.74	6.07
Total Portfolio Cash Distributions Received[3]	$68.39	$72.45	$56.17	$60.68	$52.17
Investment Income From CLO Equity	$33.69	$31.13	$30.84	$30.39	$28.49
Investment Income From CLO Debt	5.22	5.80	4.89	4.18	2.90
Investment Income From Loan Accumulation Facilities	2.62	1.37	1.26	1.20	1.71
Investment Income From Regulatory Capital Relief Securities	1.51	1.52	1.54	1.54	1.28
Investment Income from Other Assets	4.09	2.46	2.27	2.08	1.65
Total Gross Income	$47.13	$42.28	$40.80	$39.39	$36.03
Cash Flow Treated as Return of Capital	$25.72	$28.46	$15.53	$21.35	$18.52
Operational and Administrative Expense[4]	$1.20	$1.17	$1.39	$1.20	$1.07
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$54.94	$61.47	$45.24	$50.05	$45.79
Called CLO Equity Distributions[3]	0.23	1.06	0.00	0.89	0.31
Distributions Received From CLO Equity[2,3]	$55.17	$62.53	$45.24	$50.94	$46.10
Distributions Received From CLO Debt[3]	5.43	5.35	4.78	3.92	2.26
Distributions Received From Loan Accumulation Facilities[3]	3.74	0.75	2.55	2.56	2.12
Distributions Received From Regulatory Capital Relief Securities[3]	1.52	1.54	1.61	1.35	0.00
Distributions Received From Non CLO Assets[3]	2.53	2.28	1.99	1.91	1.69
Total Portfolio Cash Distributions Received[3]	$68.39	$72.45	$56.17	$60.68	$52.17
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.66	$0.80	$0.70	$0.82	$0.77
U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.23	$0.16	$0.29	$0.33	$0.35
Weighted Avg of Common Shares for the period	102,954,201	91,075,195	80,809,544	74,207,027	67,892,702
Common Shares Outstanding at end of period	105,932,755	97,780,562	85,301,892	76,948,138	71,990,607

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2023 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Excludes interest expense, distributions on temporary equity, management fees, incentive fees and excise tax and excise tax refunds and non-recurring upfront expenses associated with the offerings.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2024

CLO Equity Holdings (as of September 30, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2024	Cash Received During Q3 2024	Income Accrued During Q2 2024	Return of Capital in Q3 2024	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Alcentra Shackleton 2019-XIV	2019		0.0	1.8	$183	$292	$209	$84	140%	7.08%	4.73%	1.13%	3.52%	2,776	88
Anchorage Credit Funding 12	2020		0.0	1.1	$184	$286	$198	$191	144%	22.76%	0.53%	0.59%	4.02%	3,303	70
Anchorage Credit Funding 13	2021		0.0	1.8	$29	$56	$31	$24	178%	22.89%	1.68%	0.00%	4.19%	3,349	72
Apollo RR 23	2022		0.8	3.8	$142	$198	$163	$37	122%	3.83%	3.48%	1.77%	3.49%	2,895	67
Apollo RR 25[2]	2023		1.4	4.5	$199	$0	$0	$0	NM	2.51%	4.39%	1.55%	3.47%	2,862	67
Ares XXXIV	2015	RF Q1-24	0.5	0.5	$318	$710	$331	$379	215%	7.46%	2.42%	1.32%	3.53%	2,962	82
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	1.5	$470	$781	$469	$313	167%	8.19%	4.61%	1.33%	3.55%	2,906	83
Ares XLIII	2017	RS Q2-21	0.0	1.8	$406	$828	$413	$414	200%	8.08%	3.80%	1.42%	3.55%	2,916	84
Ares XLIV	2017		0.0	1.5	$177	$334	$183	$145	182%	8.39%	3.54%	1.35%	3.57%	2,924	84
Ares XLVII	2018		0.0	0.0	$46	$249	$73	$182	341%	13.51%	1.15%	1.23%	3.45%	3,217	63
Ares LI	2019	RS Q3-21	0.0	1.8	$289	$484	$291	$196	167%	7.72%	4.22%	1.44%	3.56%	2,924	84
Ares LXI	2021	RS Q1-24	1.6	4.6	$115	$94	$124	$0	76%	7.97%	4.20%	1.54%	3.58%	2,947	81
Ares LVIII	2020	RS Q1-22	0.0	2.3	$156	$286	$160	$127	179%	7.65%	4.43%	1.33%	3.59%	2,925	83
Ares LXIII[2]	2022		0.0	2.6	$73	$0	$0	$0	NM	7.70%	4.47%	1.33%	3.57%	2,910	82
Ares LXIV	2022	RS Q3-24	1.9	5.1	$526	$791	$549	$236	144%	4.93%	5.94%	1.36%	3.57%	2,818	80
Ares LXVI[2]	2022		0.9	3.9	$154	$0	$0	$0	NM	7.58%	4.20%	1.70%	3.62%	2,967	81
Ares LXIX[2]	2024		1.5	4.5	$586	$0	$549	$0	0%	5.34%	5.29%	1.51%	3.75%	3,014	77
Ares LXXII[2]	2024		2.0	5.0	$776	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Ares Loan Funding IV	2023		1.0	4.0	$71	$139	$44	$82	317%	7.36%	5.06%	1.76%	3.71%	2,992	77
Bain 2021-1	2021		0.0	1.5	$147	$326	$185	$157	176%	8.98%	2.26%	1.32%	3.53%	2,789	101
Bain 2021-7	2021		0.0	2.3	$177	$286	$214	$86	134%	7.28%	2.52%	1.41%	3.52%	2,823	98
Bardin Hill 2021-2	2021		0.0	2.1	$254	$265	$261	$22	102%	6.17%	5.48%	1.51%	3.81%	2,773	84
Barings 2018-1	2018		0.0	0.0	$12	$577	$79	$502	726%	13.15%	0.92%	1.21%	3.38%	3,005	76
Barings 2019-I	2019	RS Q2-21	0.0	1.5	$283	$562	$320	$252	175%	6.83%	3.51%	1.39%	3.34%	2,645	97
Barings 2019-II	2019	RS Q2-21	0.0	1.5	$255	$608	$313	$306	194%	6.76%	3.09%	1.43%	3.35%	2,651	96
Barings 2020-I	2020	RS Q3-21	0.0	2.0	$198	$296	$220	$61	134%	7.60%	4.49%	1.41%	3.42%	2,660	92
Barings 2021-I	2021		0.0	1.6	$569	$880	$116	$602	761%	8.03%	4.14%	1.28%	3.45%	2,725	91
Barings 2021-II	2021		0.0	1.8	$238	$459	$274	$188	167%	6.20%	3.84%	1.28%	3.42%	2,762	93
Barings 2021-III	2021		0.0	2.3	$29	$80	$36	$45	223%	6.86%	2.81%	1.41%	3.41%	2,666	91
Barings 2022-I	2022		0.0	2.6	$221	$430	$255	$179	169%	6.92%	2.19%	1.25%	3.47%	2,694	88
Barings 2022-II	2022	RS Q3-24	1.8	4.8	$311	$436	$282	$156	155%	5.43%	4.26%	1.38%	3.36%	2,673	86
Barings 2024-II[2]	2024		2.0	5.0	$265	$0	$0	$0	NM	1.00%	5.72%	1.44%	3.49%	2,670	87
Blackstone Basswood Park	2021		0.0	1.6	$811	$1,211	$847	$371	143%	6.05%	4.49%	1.26%	3.54%	2,909	81
Blackstone Bear Mountain Park	2022	RS Q2-24	1.8	4.8	$694	$433	$448	$14	97%	4.12%	5.30%	1.41%	3.51%	2,830	80
Blackstone Belmont Park[2]	2024		1.5	4.5	$456	$0	$448	$0	0%	1.29%	5.92%	1.51%	3.56%	2,700	77
Blackstone Bethpage Park	2021		0.0	2.0	$315	$446	$342	$108	131%	6.65%	4.21%	1.39%	3.54%	2,937	83
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.0	$0	$578	$0	$578	NM	10.04%	2.54%	1.25%	3.47%	3,039	61
Blackstone Clonkeen Park[2]	2024		1.5	4.5	$144	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Clover 2019-1	2019		0.0	2.5	$95	$124	$49	$54	251%	4.02%	4.59%	1.35%	3.50%	2,818	83
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$0	$206	$3	$206	7598%	7.73%	2.55%	1.18%	3.47%	3,057	61
Blackstone Kings Park	2021		0.0	2.3	$176	$242	$184	$59	132%	7.73%	3.49%	1.39%	3.60%	2,940	77
Blackstone Thompson Park[2]	2021		0.0	1.5	$599	$0	$0	$0	NM	5.83%	6.26%	1.14%	3.50%	2,896	82
Blackstone Unity-Peace Park	2022		0.0	2.6	$989	$1,483	$1,020	$468	145%	5.85%	4.02%	1.43%	3.54%	2,865	81
Blackstone Wehle Park	2022		0.0	2.6	$105	$187	$0	$187	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Wellman Park	2021	RS Q3-24	1.8	4.8	$341	$343	$343	$13	100%	5.19%	5.41%	1.35%	3.46%	2,849	83
Blackstone Whetstone Park	2021		0.0	2.3	$320	$497	$339	$158	146%	7.28%	3.32%	1.39%	3.55%	2,898	81
BBAM European CLO II	2021		0.0	1.8	$71	$95	$70	$23	137%	4.44%	4.25%	1.02%	3.99%	2,936	64
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$0	$0	$0	NM	12.96%	-0.57%	1.47%	3.62%	3,415	N/A
BlueMountain 2018-1	2018		0.0	0.0	$17	$176	$41	$157	434%	10.73%	-0.18%	1.39%	3.57%	3,028	86
BlueMountain XXIV	2019	RS Q1-21	0.0	1.6	$210	$291	$233	$64	125%	7.46%	5.01%	1.36%	3.50%	2,805	92
BlueMountain XXV	2019	RS Q2-21	0.0	1.8	$194	$261	$205	$59	127%	7.20%	5.06%	1.46%	3.56%	2,773	92
Brigade Battalion IX	2015	RS Q2-18	0.0	0.0	-$3	$670	$50	$667	1343%	15.84%	1.52%	1.36%	3.91%	3,085	63
Brigade Battalion XVIII	2020	RS Q4-21	0.0	2.0	$274	$397	$309	$66	128%	7.13%	3.25%	1.46%	3.95%	2,842	82
Brigade Battalion XIX	2021		0.0	1.5	$206	$348	$241	$136	144%	6.72%	2.91%	1.33%	3.96%	2,928	82
Brigade Battalion XXIII	2022	RS Q3-24	2.0	5.0	$208	$455	$279	$168	163%	3.23%	N/A	1.43%	3.81%	N/A	N/A

1. The portfolio level data contained herein is derived from the Company's 2024 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of September 30, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2024 (Cont.)



CLO Equity Holdings (as of September 30, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2024	Cash Received During Q3 2024	Income Accrued During Q2 2024	Return of Capital in Q3 2024	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.0	$17	$266	$32	$238	827%	9.40%	2.41%	1.42%	3.46%	2,977	N/A
Carlyle GMS 2017-4	2017		0.0	0.0	$0	$201	$0	$201	NM	10.64%	1.29%	1.44%	3.45%	3,195	71
Carlyle GMS 2018-4	2018	RS Q3-24	1.9	5.0	$126	$232	$77	$158	300%	5.45%	2.89%	1.37%	3.43%	2,947	87
Carlyle GMS 2019-4	2020	RS Q1-22	0.0	2.5	$218	$280	$241	$18	116%	6.26%	4.45%	1.33%	3.50%	2,724	98
Carlyle GMS 2021-1	2021		0.0	1.5	$311	$459	$343	$121	134%	5.16%	4.99%	1.40%	3.49%	2,680	97
Carlyle GMS 2021-4	2021		0.0	1.6	$262	$524	$305	$224	172%	5.02%	4.90%	1.39%	3.49%	2,694	95
Carlyle GMS 2021-7	2021		0.0	2.0	$247	$401	$281	$126	142%	5.20%	4.93%	1.42%	3.47%	2,697	96
Carlyle GMS 2022-1	2022		0.0	2.5	$186	$342	$235	$116	145%	6.54%	4.01%	1.32%	3.51%	2,635	94
Carlyle GMS 2023-3	2023		1.0	4.0	$189	$345	$233	$119	148%	4.24%	4.95%	1.77%	3.52%	2,725	92
Carlyle GMS 2024-1[2]	2024		1.5	4.5	$283	$0	$345	$0	0%	3.07%	5.75%	1.53%	3.53%	2,770	90
CIFC 2013-II	2013		0.0	0.0	$28	$471	$94	$385	504%	8.02%	1.84%	1.26%	3.30%	2,836	73
CIFC European Funding VI[2]	2024		1.4	4.5	$56	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$11	$378	$56	$335	677%	9.36%	3.14%	1.37%	3.37%	2,954	72
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	0.0	$36	$508	$136	$387	374%	8.38%	2.18%	1.48%	3.41%	3,016	83
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21	0.0	2.3	$93	$166	$111	$0	150%	6.21%	4.72%	1.44%	3.62%	2,914	96
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$0	$152	$0	$152	NM	11.93%	4.53%	1.13%	3.22%	2,863	57
CIFC Funding 2019-III	2019	RS Q3-21	0.0	2.0	$91	$114	$96	$0	118%	4.88%	5.97%	1.42%	3.54%	2,821	99
CIFC Funding 2019-IV	2019	RS Q3-21	0.0	2.0	$386	$513	$413	$104	124%	4.77%	5.61%	1.43%	3.55%	2,819	98
CIFC Funding 2019-V	2019		0.0	2.3	$413	$504	$426	$83	118%	5.06%	5.72%	1.41%	3.55%	2,802	98
CIFC Funding 2020-I	2020	RS Q3-21	0.0	1.8	$360	$403	$374	$12	108%	6.35%	5.91%	1.42%	3.54%	2,834	97
CIFC Funding 2020-II	2020		0.0	2.1	$181	$229	$192	$42	119%	5.44%	5.52%	1.43%	3.56%	2,828	97
CIFC Funding 2020-IV	2021		0.0	1.3	$266	$335	$279	$57	120%	6.36%	6.38%	1.58%	3.54%	2,881	97
CIFC Funding 2021-III	2021		0.0	1.8	$394	$451	$445	$23	101%	6.08%	5.74%	1.40%	3.59%	2,893	95
CIFC Funding 2021-VI	2021		0.0	2.0	$312	$521	$376	$151	139%	6.55%	4.94%	1.40%	3.61%	2,924	94
CIFC Funding 2022-I	2022		0.0	2.5	$406	$563	$435	$132	129%	5.76%	5.87%	1.32%	3.56%	2,887	93
CIFC Funding 2022-VI	2022	RS Q3-24	2.0	5.0	$259	$300	$292	$17	103%	6.25%	5.24%	2.25%	3.56%	2,953	89
CIFC Funding 2023-I	2023		1.0	4.0	$366	$727	$422	$313	172%	1.00%	5.71%	1.70%	3.61%	2,725	88
CIFC Funding 2023-II	2023		1.2	4.3	$105	$228	$53	$148	432%	2.72%	5.69%	1.75%	3.76%	2,827	81
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	0.0	$129	$421	$154	$234	272%	9.29%	3.31%	1.36%	3.65%	2,921	75
CSAM Madison Park XXXIV	2016		0.0	0.3	$142	$305	$130	$184	235%	8.90%	3.09%	1.53%	3.60%	2,934	74
CSAM Madison Park XXII	2019	RS Q1-20 / RS Q3-24	2.0	5.0	$241	$404	$257	$160	157%	9.03%	3.40%	1.39%	3.61%	2,921	73
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$180	$328	$236	$155	139%	11.63%	2.76%	1.25%	3.51%	2,953	63
CSAM Madison Park XLIV	2018	RF Q4-20 / RS Q2-24	1.8	4.8	$183	$117	$154	$0	76%	6.68%	4.54%	1.41%	3.54%	2,826	74
CSAM Madison Park XLVII	2020	RS Q1-24	1.6	4.6	$60	$122	$78	$44	155%	7.13%	4.99%	1.55%	3.60%	2,872	75
CSAM Madison Park LII	2021		0.0	2.3	$152	$286	$165	$129	173%	8.75%	3.79%	1.36%	3.58%	2,939	75
CSAM Madison Park LXII	2022		0.8	3.8	$122	$237	$141	$102	168%	9.00%	3.24%	1.85%	3.62%	2,947	69
Eaton Vance 2015-1	2015		0.0	0.0	$0	$142	$0	$142	NM	12.54%	0.40%	1.37%	3.52%	3,067	66
Eaton Vance 2020-1	2020	RS Q3-24	1.9	5.0	$200	$275	$192	$86	143%	5.68%	6.09%	1.39%	3.39%	2,697	83
Eaton Vance 2020-2	2020	RS Q3-24	1.8	5.0	$307	$450	$351	$105	128%	6.71%	4.78%	1.41%	3.41%	2,817	80
Elmwood 3[2]	2019		1.7	4.8	$117	$0	$0	$0	NM	5.74%	4.89%	1.39%	3.37%	2,719	88
Elmwood 14	2022	RS Q3-24	1.8	4.8	$223	$369	$210	$163	176%	5.08%	5.36%	1.39%	3.35%	2,676	87
Elmwood 17	2022		0.0	2.6	$194	$329	$227	$110	145%	5.62%	5.38%	1.32%	3.35%	2,690	88
Elmwood 21	2022		1.1	4.1	$90	$167	$111	$61	150%	4.55%	4.41%	1.65%	3.34%	2,651	86
First Eagle Lake Shore MM I	2019	RS Q2-21	0.0	0.5	$202	$482	$284	$8	169%	16.78%	-0.77%	1.98%	5.47%	3,601	45
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$88	$0	$88	NM	13.47%	0.25%	1.26%	3.59%	3,118	54
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	11.11%	-2.15%	1.31%	3.61%	3,033	61
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.0	$0	$0	$0	$0	NM	10.85%	-0.79%	1.33%	3.54%	2,956	62
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	1.5	$174	$540	$229	$336	236%	5.91%	3.20%	1.32%	3.37%	2,632	82
First Eagle Wind River 2017-3	2017	RS Q2-21	0.0	1.5	$204	$771	$277	$520	278%	6.42%	3.29%	1.41%	3.35%	2,609	81
First Eagle Wind River 2018-1	2018		0.0	0.0	$4	$538	$48	$514	1114%	12.32%	1.60%	1.35%	3.52%	3,035	59
First Eagle Wind River 2019-2	2019	RS Q1-22	0.0	2.3	$357	$608	$409	$137	149%	7.17%	3.80%	1.35%	3.45%	2,653	80
First Eagle Wind River 2022-2	2022	RF Q2-24	0.7	2.8	$252	$379	$276	$122	138%	7.79%	2.75%	1.30%	3.47%	2,728	73
Generate 2	2015	RS Q3-24	1.9	4.9	$41	$103	$23	$68	442%	6.12%	5.24%	1.41%	3.46%	2,734	91
Generate 3	2016		1.2	4.3	$99	$137	$53	$61	261%	5.80%	4.75%	1.83%	3.60%	2,725	87
Generate 4[2]	2016		1.8	4.8	$16	$0	$0	$0	NM	6.92%	5.73%	1.43%	3.56%	2,795	88

1. The portfolio level data contained herein is derived from the Company's 2024 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of September 30, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2024 (Cont.)



CLO Equity Holdings (as of September 30, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2024	Cash Received During Q3 2024	Income Accrued During Q2 2024	Return of Capital in Q3 2024	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Generate 9	2021		0.0	2.1	$413	$507	$456	$58	111%	9.07%	5.11%	1.46%	3.54%	2,777	92
Generate 16[2]	2024		1.7	4.8	$162	$0	$5	$0	0%	N/A	N/A	N/A	N/A	N/A	N/A
Greywolf IV	2019		0.0	1.5	$140	$194	$177	$16	109%	8.16%	2.03%	1.49%	3.40%	2,913	73
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	14.06%	0.87%	1.39%	3.60%	3,084	58
Invesco 2022-2[2]	2022		0.0	2.8	$227	$0	$0	$0	NM	6.95%	4.75%	1.45%	3.50%	2,779	85
KKR 36	2021		0.0	2.0	$159	$290	$188	$104	154%	11.02%	3.52%	1.44%	3.66%	2,993	78
KKR 37	2021		0.0	2.3	$381	$646	$424	$183	152%	11.43%	3.11%	1.44%	3.63%	3,013	80
LCM 38	2022		0.9	4.0	$249	$396	$275	$124	144%	4.78%	4.30%	1.75%	3.81%	2,945	91
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	100.00%	-78.74%	N/A	7.00%	8,070	1
Marathon VIII	2015	RS Q3-18	0.0	0.0	$0	$0	$0	$0	NM	8.18%	-1.08%	1.51%	3.52%	2,777	72
Marathon XII	2018	RF Q3-20	0.0	0.0	$0	$124	$0	$124	NM	10.53%	0.56%	1.44%	3.62%	3,063	70
Morgan Stanley Eaton Vance 2023-19	2023		0.7	3.8	$88	$93	$99	$0	94%	4.41%	4.96%	1.96%	3.38%	2,649	83
Morgan Stanley Eaton Vance 2023-20	2023		1.3	4.3	$159	$455	$102	$312	445%	2.98%	4.57%	1.74%	3.44%	2,694	77
Muzinich 1988 CLO 1	2022		0.1	2.3	$103	$248	$128	$119	194%	2.83%	5.56%	2.45%	3.43%	2,491	80
Muzinich 1988 CLO 2	2023		0.5	3.5	$80	$213	$109	$104	195%	0.78%	5.37%	2.32%	3.33%	2,404	80
Muzinich 1988 CLO 3	2023		1.0	4.0	$147	$380	$171	$210	222%	1.82%	5.28%	2.02%	3.38%	2,461	80
Muzinich 1988 CLO 4[2]	2024		1.5	4.6	$253	$0	$94	$0	0%	0.00%	5.71%	1.65%	3.55%	2,471	72
Muzinich 1988 CLO 5[2]	2024		1.7	4.8	$257	$0	$8	$0	0%	0.00%	5.73%	1.55%	3.59%	2,437	69
MJX Venture 41	2021	RF Q2-24	0.6	1.3	$103	$189	$116	$72	163%	5.51%	3.99%	1.33%	3.86%	2,558	102
Octagon 26	2016	RS Q2-18	0.0	0.0	$0	$394	$19	$394	2053%	10.30%	-1.04%	1.32%	3.57%	2,898	72
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$0	$388	$20	$388	1964%	10.29%	-1.06%	1.36%	3.57%	2,890	71
Octagon 29	2016	RS Q2-24	1.7	4.8	$260	$0	$86	$0	0%	5.00%	5.06%	1.43%	3.54%	2,727	95
Octagon 37	2018		0.0	0.0	$0	$59	$4	$58	1564%	10.08%	-0.14%	1.31%	3.48%	2,831	74
Octagon 44	2019	RS Q3-21	0.0	2.0	$116	$482	$189	$313	255%	8.83%	1.43%	1.44%	3.52%	2,859	93
Octagon 45	2019		0.0	2.5	$451	$827	$528	$314	157%	8.39%	2.59%	1.34%	3.58%	2,874	93
Octagon 46	2020	RS Q3-21	0.0	1.8	$246	$456	$285	$181	160%	9.01%	1.35%	1.42%	3.56%	2,882	92
Octagon 48	2020		0.0	2.1	$246	$509	$287	$232	177%	8.06%	4.49%	1.41%	3.54%	2,822	92
Octagon 50	2020	RS Q4-21	0.0	2.3	$229	$385	$258	$135	150%	8.98%	2.81%	1.41%	3.57%	2,862	91
Octagon 51	2021		0.0	1.8	$519	$895	$545	$342	164%	9.15%	4.17%	1.41%	3.53%	2,837	90
Octagon 55	2021		0.0	1.8	$167	$399	$183	$220	218%	6.85%	4.07%	1.41%	3.61%	2,855	90
Octagon 58	2022		0.0	2.8	$424	$686	$474	$221	145%	7.18%	3.45%	1.45%	3.56%	2,872	93
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$31	$0	$31	NM	18.21%	0.00%	1.35%	3.49%	3,032	54
OFSI BSL VIII	2017	RF Q1-21	0.0	0.0	$0	$37	$0	$37	NM	22.92%	3.10%	N/A	3.62%	3,484	30
Onex OCP 2019-17[2]	2019		1.8	4.8	$156	$0	$0	$0	NM	3.69%	4.59%	1.40%	3.42%	2,624	88
Onex OCP 2021-22	2021		0.0	2.3	$142	$323	$90	$198	361%	4.04%	3.97%	1.44%	3.39%	2,648	89
Onex OCP 2023-26[2]	2023		0.5	3.5	$30	$0	$0	$0	NM	2.69%	4.27%	1.96%	3.39%	2,612	87
Onex OCP 2023-30	2024		1.3	4.3	$169	$435	$85	$303	511%	N/A	N/A	N/A	N/A	N/A	N/A
Onex OCP Euro 2019-3	2019		0.0	0.8	$46	$108	$47	$64	228%	1.83%	4.98%	0.82%	3.98%	2,836	63
Onex OCP Euro 2022-6	2023		0.8	3.8	$37	$92	$27	$53	342%	2.67%	5.06%	1.70%	4.06%	2,982	N/A
Onex OCP Euro 2024-10[2]	2024		1.4	4.6	$83	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Palmer Square CLO 2021-4	2021		0.0	2.0	$103	$141	$120	$22	117%	6.77%	4.98%	1.43%	3.42%	2,724	87
Prudential Dryden 53	2018		0.0	0.0	$0	$260	$0	$260	NM	11.04%	0.60%	1.38%	3.43%	2,745	95
Prudential Dryden 64	2018		0.0	0.0	$0	$164	$26	$164	645%	11.18%	-0.14%	1.23%	3.41%	2,984	88
Prudential Dryden 68	2019	RS Q3-21	0.0	1.8	$135	$237	$196	$60	121%	9.13%	2.71%	1.43%	3.37%	2,635	101
Prudential Dryden 76	2019	RS Q3-24	1.9	5.0	$170	$153	$92	$26	166%	6.97%	5.28%	1.37%	3.36%	2,543	100
Prudential Dryden 78[2]	2020		1.5	4.5	$381	$0	$0	$0	NM	6.90%	4.24%	1.54%	3.33%	2,536	99
Prudential Dryden 85	2020	RS Q3-21 / RS Q2-24	1.8	4.8	$297	$334	$283	$63	118%	8.18%	5.27%	1.38%	3.37%	2,579	101
Prudential Dryden 88 Euro	2021		0.0	1.3	$16	$41	$16	$25	255%	4.52%	5.00%	0.85%	4.20%	2,955	53
Prudential Dryden 90	2021		0.0	2.4	$468	$609	$449	$100	136%	8.31%	2.55%	1.39%	3.38%	2,670	100
Prudential Dryden 94	2022	RS Q3-24	1.9	5.0	$270	$235	$356	$25	66%	6.22%	5.54%	1.36%	3.35%	2,546	100
Prudential Dryden 109	2022		0.0	2.6	$568	$184	$238	$0	77%	8.00%	2.99%	1.38%	3.38%	2,629	100
Regatta VII	2016		0.0	1.7	$61	$59	$64	$3	93%	5.33%	2.16%	1.42%	3.50%	2,742	90
Regatta XX	2021		0.0	2.0	$249	$233	$284	$18	82%	5.66%	4.54%	1.42%	3.45%	2,709	89
Regatta XXI	2021		0.0	2.1	$223	$372	$242	$133	154%	6.77%	4.51%	1.44%	3.47%	2,729	90
Regatta XXII	2022		1.1	2.8	$102	$137	$108	$30	127%	4.31%	5.53%	1.25%	3.47%	2,670	87

1. The portfolio level data contained herein is derived from the Company’s 2024 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of September 30, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2024 (Cont.)



CLO Equity Holdings (as of September 30, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2024	Cash Received During Q3 2024	Income Accrued During Q2 2024	Return of Capital in Q3 2024	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Regatta XXIV	2021		0.0	2.3	$144	$233	$133	$92	175%	5.55%	3.98%	1.42%	3.43%	2,719	89
Rockford Tower 2019-1	2019		0.0	1.5	$182	$437	$228	$221	192%	7.67%	3.35%	1.38%	3.59%	2,837	85
Rockford Tower 2021-3	2021		0.0	2.1	$312	$975	$385	$637	254%	7.01%	2.69%	1.46%	3.57%	2,852	85
Rockford Tower 2022-3	2023	RS Q3-24	1.8	4.8	$141	$1,203	$121	$1,004	994%	4.31%	4.95%	1.44%	3.55%	2,790	80
Rockford Tower 2023-1	2023		1.1	3.1	$183	$768	$92	$627	832%	2.53%	5.26%	1.90%	3.58%	2,693	75
Steele Creek 2018-1	2018		0.0	0.0	$0	$278	$0	$278	NM	11.16%	0.58%	1.27%	3.36%	2,995	60
Steele Creek 2019-1	2019	RF Q3-21	0.0	0.0	$6	$347	$54	$308	637%	9.33%	2.10%	1.45%	3.36%	2,657	72
Zais 3	2015	RS Q2-18	0.0	0.0	$0	$57	$0	$56	NM	15.67%	-1.19%	1.47%	3.94%	3,110	63
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	44.73%	-4.89%	N/A	4.51%	4,585	20
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$25	$0	$0	NM	36.96%	-2.36%	N/A	3.90%	3,597	36
Zais 7	2017		0.0	0.0	$0	$0	$0	$0	NM	26.24%	-4.29%	1.55%	4.17%	3,528	52
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$12	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2018-1	2018	Called Q1-24	0.0	0.0	$0	$23	$0	$23	NM	N/A	N/A	N/A	N/A	N/A	N/A
Cutwater 2015-I	2015	RS Q4-18 / Called Q3-24	0.0	0.0	$0	$29	$0	$29	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon VII	2014	RF Q2-17 / Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon X	2017	Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XI	2018	Called Q3-24	0.0	0.0	$0	$131	$0	$131	NM	N/A	N/A	N/A	N/A	N/A	N/A
NY Life Flatiron 17	2017	Called Q3-24	0.0	0.0	$58	$667	$50	$559	1336%	N/A	N/A	N/A	N/A	N/A	N/A
Zais 9	2018	RP Q3-20 / Called Q2-24	0.0	0.0	$0	$197	$0	$197	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			**0.7**	**3.0**	**$33,687**	**$55,169**	**$31,108**	**$25,718**		**6.39%**	**4.31%**	**1.44%**	**3.54%**	**2,803**	**85**
Positions no longer held as of September 30, 2024					**$0**	**$0**	**$26**	**$0**							
Total including positions no longer held as of September 30, 2024					**$33,687**	**$55,169**	**$31,134**	**$25,718**							

1. The portfolio level data contained herein is derived from the Company's 2024 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of September 30, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which look-through data is not yet available.



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of September 30, 2024)	Effective Yield as of June 30, 2024	Effective Yield as of September 30, 2024	Change in Effective Yield
Alcentra Shackleton 2019-XIV	21.54%	18.01%	-3.54%
Anchorage Credit Funding 12	12.29%	11.67%	-0.62%
Anchorage Credit Funding 13	12.71%	11.27%	-1.44%
Apollo RR 23	17.11%	14.46%	-2.64%
Apollo RR 25[2]		13.75%	New
Ares XXXIV	22.03%	21.95%	-0.07%
Ares XLI	13.81%	13.88%	0.08%
Ares XLIII	11.19%	10.90%	-0.29%
Ares XLIV	17.36%	14.77%	-2.60%
Ares XLVII	8.88%	5.64%	-3.24%
Ares LI	14.35%	14.57%	0.22%
Ares LXI	17.21%	16.25%	-0.96%
Ares LXIII[2]		18.12%	New
Ares LXVI[2]		16.63%	New
Ares LXIX	23.20%	23.24%	0.04%
Ares LVIII	15.58%	15.46%	-0.12%
Ares LXIV	20.16%	17.52%	-2.64%
Ares LXXII	19.10%	20.75%	1.65%
Ares Loan Funding IV	17.43%	16.65%	-0.78%
Bain 2021-1	10.43%	8.72%	-1.71%
Bain 2021-7	20.12%	17.10%	-3.02%
Bardin Hill 2021-2	35.86%	34.11%	-1.75%
Barings 2018-1	3.40%	0.00%	-3.40%
Barings 2019-I	14.92%	13.45%	-1.47%
Barings 2019-II	12.86%	10.50%	-2.37%
Barings 2020-I	35.22%	30.78%	-4.45%
Barings 2021-I	20.29%	19.89%	-0.40%
Barings 2021-II	17.92%	15.47%	-2.46%
Barings 2021-III	10.13%	8.27%	-1.85%
Barings 2022-I	19.96%	17.01%	-2.95%
Barings 2022-II	31.74%	37.30%	5.56%
Barings 2024-II	18.30%	19.90%	1.60%
Blackstone Basswood Park	18.09%	17.29%	-0.81%
Blackstone Basswood Park M-1 Fee Note	1989.01%	1998.88%	9.87%
Blackstone Basswood Park M-2 Fee Note	1989.01%	1998.88%	9.87%
Blackstone Bear Mountain Park	18.03%	27.25%	9.22%
Blackstone Belmont Park	17.46%	17.16%	-0.30%
Blackstone Bethpage Park	16.60%	15.14%	-1.46%
Blackstone Bristol Park	0.00%	0.00%	
Blackstone Clonkeen Park[2]		17.69%	New
Blackstone Clover 2019-1	16.85%	15.28%	-1.57%
Blackstone Dewolf Park	0.00%	0.00%	
Blackstone Kings Park	26.15%	24.97%	-1.19%
Blackstone Thompson Park[2]		17.17%	New
Blackstone Unity-Peace Park	17.10%	16.58%	-0.52%
Blackstone Wellman Park	21.37%	19.84%	-1.53%
Blackstone Wellman Park M-1 Fee Note	19.63%	36.29%	16.67%

CLO Equity Holdings (as of September 30, 2024)	Effective Yield as of June 30, 2024	Effective Yield as of September 30, 2024	Change in Effective Yield
Blackstone Wellman Park M-2 Fee Note	15.66%	50.58%	34.92%
Blackstone Wehle Park[2]		20.12%	New
Blackstone Wehle Park M-2 Fee Note[2]		102.36%	New
Blackstone Whetstone Park	18.21%	16.98%	-1.23%
BlueBay AM Euro II	29.80%	27.94%	-1.85%
BlueMountain 2013-2	0.00%	0.00%	
BlueMountain 2018-I	13.51%	14.54%	1.03%
BlueMountain XXIV	25.72%	23.15%	-2.57%
BlueMountain XXV	23.22%	22.17%	-1.04%
Brigade Battalion IX	0.00%	0.00%	
Brigade Battalion XVIII	28.70%	25.96%	-2.74%
Brigade Battalion XIX	22.06%	19.21%	-2.85%
Brigade Battalion XXIII	18.81%	16.51%	-2.30%
Carlyle GMS 2014-5	3.39%	0.00%	-3.39%
Carlyle GMS 2017-4	0.00%	0.00%	
Carlyle GMS 2018-4	8.32%	16.77%	8.44%
Carlyle GMS 2019-4	19.33%	17.23%	-2.10%
Carlyle GMS 2021-1	21.28%	19.14%	-2.14%
Carlyle GMS 2021-4	13.81%	11.60%	-2.21%
Carlyle GMS 2021-7	16.58%	14.47%	-2.11%
Carlyle GMS 2022-1	17.01%	13.05%	-3.97%
Carlyle GMS 2022-3	13.76%	10.90%	-2.85%
Carlyle GMS 2024-1	15.26%	13.69%	-1.57%
CIFC European Funding VI[2]		17.86%	New
CIFC Funding 2013-II	0.00%	19.35%	19.35%
CIFC Funding 2014	0.53%	0.00%	-0.53%
CIFC Funding 2014-III	10.57%	0.00%	-10.57%
CIFC Funding 2014-IV	13.26%	11.05%	-2.21%
CIFC Funding 2015-III	0.00%	0.00%	
CIFC Funding 2019-III	18.86%	17.83%	-1.03%
CIFC Funding 2019-IV	17.46%	16.16%	-1.30%
CIFC Funding 2019-V	19.56%	18.11%	-1.45%
CIFC Funding 2020-I	31.34%	29.78%	-1.56%
CIFC Funding 2020-II	20.46%	19.49%	-0.97%
CIFC Funding 2020-IV	21.82%	20.57%	-1.26%
CIFC Funding 2021-III	19.01%	16.28%	-2.73%
CIFC Funding 2021-VI	18.14%	14.52%	-3.62%
CIFC Funding 2022-I	18.77%	17.32%	-1.46%
CIFC Funding 2022-VI	13.71%	11.79%	-1.91%
CIFC Funding 2023-1	19.75%	17.16%	-2.59%
CIFC Funding 2023-2	16.08%	13.68%	-2.40%
CSAM Madison Park XXI	17.00%	15.86%	-1.14%
CSAM Madison Park XXII	14.44%	18.22%	3.78%
CSAM Madison Park XXXIV	21.85%	21.10%	-0.75%
CSAM Madison Park XL	15.23%	18.62%	3.38%
CSAM Madison Park XLIV	13.09%	18.90%	5.82%
CSAM Madison Park XLVII	21.77%	15.63%	-6.14%

1. Source: Consolidated Schedule of Investments of the Company's 2024 Semiannual Report and September 30, 2024 unaudited financial statements.
2. Not held as of June 30, 2024.

30



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield (Cont.)

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of September 30, 2024)	Effective Yield as of June 30, 2024	Effective Yield as of September 30, 2024	Change in Effective Yield
CSAM Madison Park LXII	13.53%	12.03%	-1.50%
CSAM Madison Park LII	15.00%	14.50%	-0.50%
Cutwater 2015-I	0.00%	0.00%	
Eaton Vance 2015-1	0.00%	0.00%	
Eaton Vance 2020-1	17.59%	17.58%	-0.01%
Eaton Vance 2020-2	19.73%	16.98%	-2.75%
Elmwood 3[2]		12.43%	New
Elmwood 14	19.11%	16.26%	-2.85%
Elmwood 17	18.64%	21.24%	2.60%
Elmwood 21	13.94%	11.25%	-2.69%
First Eagle Lake Shore MM I	10.38%	7.76%	-2.61%
First Eagle Wind River 2013-2	0.00%	0.00%	
First Eagle Wind River 2014-1	0.00%	0.00%	
First Eagle Wind River 2014-3	0.00%	0.00%	
First Eagle Wind River 2017-1	8.29%	6.72%	-1.57%
First Eagle Wind River 2017-3	7.27%	5.61%	-1.66%
First Eagle Wind River 2018-1	1.07%	0.00%	-1.07%
First Eagle Wind River 2019-2	20.02%	17.90%	-2.12%
First Eagle Wind River 2022-2	17.95%	17.47%	-0.48%
Generate 2	20.75%	17.97%	-2.78%
Generate 3	15.41%	14.03%	-1.39%
Generate 4[2]		16.58%	New
Generate 9	23.77%	20.93%	-2.83%
Generate 16	15.85%	15.61%	-0.24%
Greywolf CLO IV	18.09%	13.33%	-4.77%
HarbourView VII	0.00%	0.00%	
Invesco 2022-2[2]		19.59%	New
Invesco 2022-2 Y Note[2]		2.49%	New
KKR 36	18.44%	15.24%	-3.20%
KKR 37	22.38%	17.29%	-5.09%
LCM 38	25.80%	23.31%	-2.49%
Marathon VI	0.00%	0.00%	
Marathon VIII	0.00%	0.00%	
Marathon XI	0.00%	0.00%	
Marathon XII	0.00%	0.00%	
MJX Venture 41	21.95%	18.61%	-3.35%
Morgan Stanley Eaton Vance 2023-19	16.38%	13.64%	-2.74%
Morgan Stanley Eaton Vance 2023-20	15.33%	13.29%	-2.04%
Muzinich 1988 CLO 1	9.09%	6.75%	-2.35%
Muzinich 1988 CLO 2	6.70%	4.33%	-2.37%
Muzinich 1988 CLO 3	10.22%	8.64%	-1.59%
Muzinich 1988 CLO 4	12.81%	14.22%	1.42%
Muzinich 1988 CLO 5	15.99%	15.67%	-0.32%
Octagon 26	0.00%	0.00%	
Octagon 27	0.00%	0.00%	
Octagon 29	23.39%	12.22%	-11.17%
Octagon 37	0.63%	0.00%	-0.63%
Octagon 44	8.55%	5.38%	-3.17%
Octagon 45	20.98%	18.05%	-2.92%
Octagon 46	26.40%	23.41%	-2.99%
Octagon 48	16.04%	13.83%	-2.21%
Octagon 50	22.36%	20.17%	-2.20%

CLO Equity Holdings (as of September 30, 2024)	Effective Yield as of June 30, 2024	Effective Yield as of September 30, 2024	Change in Effective Yield
Octagon 51	19.28%	16.69%	-2.59%
Octagon 55	12.19%	11.36%	-0.83%
Octagon 58	19.81%	17.74%	-2.08%
Octagon XIV	0.00%	0.00%	
OFSI BSL VIII	0.00%	0.00%	
Onex OCP 2019-17[2]		14.49%	New
Onex OCP 2021-22	14.16%	12.30%	-1.86%
Onex OCP 2023-26[2]		10.33%	New
Onex OCP 2023-30	13.18%	12.36%	-0.82%
Onex OCP Euro 2019-3	20.23%	21.21%	0.98%
Onex OCP Euro 2022-6	16.36%	14.23%	-2.12%
Onex OCP Euro 2024-10[2]		17.56%	New
Palmer Square CLO 2021-4	20.51%	17.00%	-3.51%
Prudential Dryden 53	0.00%	0.00%	
Prudential Dryden 64	0.00%	0.00%	
Prudential Dryden 68	8.23%	5.72%	-2.52%
Prudential Dryden 76	28.79%	19.98%	-8.80%
Prudential Dryden 78[2]		18.71%	New
Prudential Dryden 85	19.01%	15.76%	-3.24%
Prudential Dryden 88 Euro	16.02%	17.09%	1.06%
Prudential Dryden 90	19.05%	15.46%	-3.59%
Prudential Dryden 94	16.98%	12.78%	-4.21%
Prudential Dryden 109	15.70%	18.30%	2.60%
Regatta VII	6.39%	4.55%	-1.83%
Regatta VII R1A Fee Note	51.86%	52.85%	0.99%
Regatta VII R2 Fee Note	100.56%	102.35%	1.80%
Regatta XX	16.65%	13.93%	-2.72%
Regatta XXI	16.29%	14.96%	-1.33%
Regatta XXII	22.44%	20.71%	-1.73%
Regatta XXIV	18.22%	16.41%	-1.80%
Rockford Tower 2019-1	13.12%	10.55%	-2.57%
Rockford Tower 2021-3	7.17%	6.56%	-0.61%
Rockford Tower 2022-3	19.41%	43.08%	23.67%
Rockford Tower 2023-1	13.95%	11.57%	-2.37%
Steele Creek CLO 2018-1	0.00%	0.00%	
Steele Creek CLO 2019-1	2.50%	0.00%	-2.50%
Zais 3	0.00%	0.00%	
Zais 6	0.00%	0.00%	
Zais 7	0.00%	0.00%	
Weighted Average	**15.26%**	**14.61%**	
Called CLO Equity Holdings[3]			
ALM VIII Preferred Shares	0.00%	0.00%	
Carlyle GMS 2018-1	0.00%	0.00%	
Marathon VII	0.00%	0.00%	
Marathon X	0.00%	0.00%	
Marathon XI	0.00%	0.00%	
NY Life Flatiron 17	42.38%	0.00%	
Zais 9	0.00%	0.00%	
Weighted Average	**15.25%[4]**	**14.56%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's 2024 Semiannual Report and September 30, 2024 unaudited financial statements.
2. Not held as of June 30, 2024.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of June 30, 2024 (inclusive of securities sold during Q3 2024 and not reflected in this schedule) was 15.25%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q3 2024 is 14.13%.

31



ECC SUPPLEMENTAL INFORMATION

Portfolio Investments and Underlying Portfolio Characteristics

As of September 30, 2024 ECC's portfolio was invested across 226 CLO investments

Summary of ECC's Portfolio of Investments[1]



CLO Equity 76.3%
CLO Debt 11.1%
Loan Accumulation Facilities 1.0%
Regulatory Capital Relief 3.0%
Other 8.3%
Cash 0.3%

Summary of Underlying Portfolio Characteristics[2]

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Number of Unique Underlying Loan Obligors	1,792	1,780	1,793	1,796	1,789
Largest Exposure to an Individual Obligor	0.58%	0.64%	0.69%	0.76%	0.79%
Average Individual Loan Obligor Exposure	0.06%	0.06%	0.06%	0.06%	0.06%
Top 10 Loan Obligors Exposure	5.11%	5.02%	5.18%	5.39%	5.49%
Currency: USD Exposure	99.47%	99.42%	99.63%	99.62%	99.61%
Aggregate Indirect Exposure to Senior Secured Loans[3]	96.24%	95.66%	97.36%	95.44%	96.24%
Weighted Average Junior Overcollateralization (OC) Cushion	4.31%	4.20%	4.09%	4.28%	4.41%
Weighted Average Market Value of Loan Collateral	97.09%	96.83%	96.96%	96.54%	95.71%
Weighted Average Stated Loan Spread	3.54%	3.63%	3.74%	3.79%	3.78%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.6 years	4.6 years	4.5 years	4.4 years	4.4 years
Weighted Average Remaining CLO Reinvestment Period	3.0 years	2.7 years	2.5 years	2.4 years	2.7 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of September 30, 2024. Excludes restricted cash.
2. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted above (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

Obligor and Industry Exposures



As of September 30, 2024, ECC has exposure to 1,792 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Asurion	0.6%	Technology: Software & Services	11.8%
Ineos	0.6%	Media	5.3%
Amentum	0.6%	Hotels, Restaurants & Leisure	5.0%
Transdigm	0.6%	Health Care Providers & Services	4.9%
Virgin Media	0.5%	Diversified Financial Services	4.5%
Calpine Construction	0.5%	Professional Services	4.3%
Tibco Software	0.5%	Commercial Services & Supplies	4.2%
Caesars Entertainment	0.5%	Diversified Telecommunication Services	3.6%
Numericable	0.4%	Insurance	3.6%
Worldpay	0.4%	Chemicals	3.6%
Total	**5.1%**	**Total**	**50.8%**

Note: Amounts shown are rounded, and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of September 30, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 30, 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2024 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2024, and this data may not be representative of current or future holdings. One of the Top 10 Underlying Obligors presented as of September 30, 2024 was subsequently revised from Amazon to Amentum as the underlying obligor name has been updated.

2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.



Maturity Distribution of Underlying Obligors[1]

Prior to 2027, only 5.3% of ECC's underlying loan portfolio matures

% of Fund Exposure

Underlying Loan Maturity	%
2024	0.1%
2025	1.3%
2026	3.9%
2027	9.8%
2028	34.7%
2029	16.6%
2030	12.6%
2031+	21.0%

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of September 30, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2024 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2024 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA





SELECTED MARKET DATA

Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD. As of June 30, 2024

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2024, this included approximately $179 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.



SELECTED MARKET DATA

Credit Fundamentals

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



12.0%
9.1%
9.9%
8.9%
10.5%
9.3%
11.0%
13.5%
16.3%
12.4%
12.5%
13.6%
10.3%
6.3%
3.9%
5.4%
4.8%
7.2%
8.5%
6.2%
8.7%
10.0%
9.4%
9.6%
11.8%
13.6%
11.0%
9.3%
6.1%
4.5%
5.7%
4.2%
0.9%
(13.1%)
(2.6%)
2.7%
12.5%
27.2%
18.0%
16.7%
18.2%
15.4%
15.1%
11.7%
6.9%
4.3%
2.4%
3.0%
3.9%
2.2%
Revenue Growth % (YoY)
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]



12.8%
12.2%
9.3%
8.3%
6.8%
6.1%
6.8%
8.8%
7.1%
8.8%
9.5%
10.2%
5.8%
7.1%
6.2%
7.0%
7.1%
5.8%
4.3%
5.2%
(1.3%)
4.7%
5.8%
4.7%
9.3%
12.1%
13.3%
9.5%
2.7%
1.7%
2.5%
0.0%
(9.5%)
(22.7%)
(1.5%)
4.9%
15.7%
20.9%
13.1%
7.8%
15.0%
11.2%
14.0%
4.8%
5.5%
2.4%
1.8%
3.1%
3.2%
3.8%
EBITDA Growth % (YoY)
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24

1. Source: Pitchbook LCD. As of June 30, 2024.
2. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2024, this included approximately $179 billion of outstanding loans.

SELECTED MARKET DATA

Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

Annual CLO Trading Volume

($Billions)

Year	Non-Investment Grade Rated CLO Trenches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.5
2012	$70.5	$35.4	$106.0
2013	$36.6	$42.7	$79.4
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$89.9
2017	$42.1	$26.2	$68.4
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4
2023	$40.5	$159.9	$200.4
YTD 2024	$39.7	$117.1	$156.7

There was over $165 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of September 30, 2024.





Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510